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United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Citigroup Inc.

Name of persons relying on exemption: John Harrington, Harrington Investments, Inc.

Address of persons relying on exemption: Harrington Investments, Inc., 1001 Second Street, Suite 325, Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Citigroup, Inc.

Harrington Investments, Inc. urges you to vote FOR Item #6 on the proxy, the Shareholder Proposal requesting the Board to review Citigroup’s governance documents and make recommendations on how the “Purpose of a Corporation” signed by our CEO can be fully implemented

SUMMARY OF RESOLUTION

The Proposal requests our board of directors, acting as responsible fiduciaries, to conduct a comprehensive review of Citigroup’s governance documents, making recommendations to the shareholders on specifically how the “Purpose of a Corporation” signed by our CEO can be fully implemented by board and management, and recommending amendments to governance documents such as the bylaws, Company’s Articles of Incorporation, or Committee Charters to fulfill the new statement of purpose.

Support for this resolution is warranted because:

1.	The current pandemic and recovery process elevate the importance of procedures and principles for transparency and accountability of trade-offs between stakeholders, stockholders, executives and the long-term viability of the company. The Company’s commitment to its stakeholders is being tested in the pandemic environment. The limited responses of federal level health and economic relief and recovery efforts are placing increased onus on our Company to operate in the highest ethical and transparent manner.

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2.	Clear principles and processes would safeguard public perception and shareholder confidence. In contrast to the Statement, the currently stated “corporate purpose” of Citi according to the Articles of Incorporation is simply to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Background

The Business Roundtable Statement of the Purpose of the Corporation issued in August 2019 and signed by the CEO of our company, implies a corporate commitment to all the company’s stakeholders, not just to the stockholders. The statement notes:

While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders.

For instance, the Statement commits the companies to “Investing in our employees. This starts with compensating them fairly and providing important benefits.” It further commits companies to “Supporting the communities in which we work. We respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

The Business Roundtable’s Statement is touted by the endorsers and materials accompanying it as going “beyond shareholder primacy.” As such, our CEO’s sign-on to the Statement raises very important questions for the Company, the board, and its shareholders. To what degree is the corporation responsible to its stakeholders, beyond its investors? How will it balance these interests and commitments? Is commitment to all the equivalent of accountability to “none?”

Our Company’s existing governance documents evolved in an environment of shareholder primacy, but the Statement articulates a new purpose, mov[ing] away from shareholder primacy, and includes commitment to all stakeholders. … the Statement, as company policy, may conflict with [Delaware] law unless integrated into Company governance documents, including bylaws, Articles of Incorporation, and/or Committee Charters.

The potential clash between the practical application of the commitments in the Statement to “all stakeholders” and the Company’s governance documents and practices rooted in shareholder primacy trigger a need for review and consideration by the Board. Shareholders have a right to understand how the members of the Board will approach implementing these new commitments, while maintaining their legal and fiduciary duties to shareholders.

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COVID-19 is Testing Our Company’s Stakeholder Commitment

In the current pandemic and in the unusual process of recovery that will follow, the company’s commitment to its stakeholders is being put to the test. There are few guiding principles or procedures provided in the company’s governance documents to ensure transparency and accountability in addressing conflicting interests of stakeholders, for instance, ensuring company loyalty to employees.

The sustainability of the company in this difficult time is paramount, but the question raised by the proposal is whether there are guiding principles for decisions when there is evident conflict among stakeholders. As demonstrated by the 2008 Troubled Assets Relief Program (TARP), in an atmosphere in which trillions of dollars in government support and bailouts are at issue, the scrutiny of our company and others will intensify regarding questions at the core of this proposal.

For instance, when it comes to trade-offs against the support of employees, how is the company guided in deciding whether, in this environment, to:

•	continue to give bonuses to executives?
•	conduct stock buybacks?
•	pay employees a partial salary during furlough?
•	pay dividends?
•	provide and/or improve healthcare benefits for all employees regarding COVID-19?

What are the procedural mechanisms for resolving these issues with transparency and accountability? Changes in the governance process could enhance accountability. For instance, it has been suggested that US companies ensure that nonexecutive employees have seats on the board directors. Alternatively, other consultative mechanisms could be established through governance vehicles.

As corporate lawyers David A. Katz and Laura A. McIntosh have noted regarding the pandemic and boards of directors on the Harvard Law School Forum on Corporate Governance:

The physical health and financial health of corporate stakeholders are intertwined in this crisis. As it confronts this dual threat, management should review with the board the viability of the enterprise from short-, medium-, and long-term perspectives in order to ascertain that corporate strategies are in place, with the board being updated as needed, to maintain that viability.1

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1 Excerpt from Director Oversight in the Context of COVID-19 on the Harvard Law School Forum on Corporate Governance by David A. Katz and Laura A. McIntosh, Wachtell, Lipton, Rosen & Katz, April 8, 2020.

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Company’s opposition statement and stakeholder programs do not negate the need for proposal

As the Company acknowledges in its opposition statement, the new “Statement on the Purpose of a Corporation” was issued to “encourage companies to commit to creating value for all stakeholders rather than solely maximizing value for equity shareholders.” The Company also asserts that “Citi adopted the Statement because it aligned with how we already view our mission and values.” The company notes that it did not view the Statement as an overhaul of its corporate purpose, but rather as a document that memorializes the Company’s current practices and policies in each of the five areas identified by the Statement. Thus, the opposition statement asserts that the company has already implemented the Proposal because it has in place policies and procedures designed to ensure the interests of all stakeholders are taken into account.

Yet in practice these policies and practices have led to numerous misalignments with stakeholder interests.

Recent history suggests misalignment with stakeholder interest. Recent history is full of demonstrations that our company’s commitment to its stakeholders is at times tenuous.

Irreconcilable: sustainability commitment and role in fossil fuel development. For example, it is hard to reconcile company practices and the Statement which asserts a commitment to “a healthy environment” and “to respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

Global agreements indicate that fossil fuel consumption and production must be reduced sharply to head off catastrophic climate change. Yet, from 2016 -2019, Citigroup has had a large stake in fossil fuel investments, despite the need under the global climate agreements to sharply curtail fossil fuel consumption and development: According to Banking on Climate Change: Fossil Fuel Finance Report Card 20202, Citigroup, Inc.:

•	Provided $187.666 billion in bank financing for over 2,100 companies active across the fossil fuel life cycle.

•	Provided $71.685 billion in financing for 100 key oil, gas & coal companies expanding fossil fuels.

•	Provided $2.716 billion in financing for 30 top tar sands production companies and 5 key tar sands pipeline companies.

•	Provided $1.440 billion in financing for 30 top Arctic oil and gas companies.

•	Provided $18.038 billion in financing for 30 top offshore oil & gas companies.

•	Provided $27.967 billion in financing for the 30 top fracking companies and 10 key fracked oil & gas pipeline companies.

•	Provided $1.459 billion in financing for 30 top coal mining companies and $6.727 billion in financing for 30 top coal power companies and in fact was the number 1 funder for coal power in North America.

Also, from 2018 to 2019, Citigroup’s fossil fuel financing increased by $6.3 billion.

Tenuous commitments to consumers and society. Similarly, commitments to consumers and society expressed in the Statement are hard to reconcile with the company’s recent record of penalties and violations associated with allegedly fraudulent practices.

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2 http://priceofoil.org/content/uploads/2020/03/Banking_on_Climate_Change_2020.pdf

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Consider the year 2011 in which FINRA fined Citi $500,000 for failing to supervise a sales assistant who misappropriated more than $700,000 in customer funds. The Federal Housing Finance Agency sued Citi and other firms for abuses in the sale of mortgage-backed securities to Fannie Mae and Freddie Mac. Then the SEC announced that Citi would pay $285 million to settle charges that it defrauded investors in a $1 billion collateralized debt obligation tied to the U.S. housing market. Citi had taken a proprietary short position against those assets without telling the investors.

To cite another example, in May 2015 the Justice Department announced that Citibank was one of a group of banks pleading guilty to criminal charges of conspiring to fix foreign currency rates. Citi was fined $925 million (and another $342 million by the Federal Reserve) and put on probation for three years. The SEC gave it a waiver from a rule that would have barred it from remaining in the securities business.

These examples are not isolated. All told, since 2000 the Company has paid nearly $25 billion in penalties for an array of violations. It appears that deeper reforms as proposed by the proposal are appropriate to ensure the type of alignment implied by the Statement.

The Controversial Statement of Purpose

The August 2019 issuance of the Business Roundtable’s new Statement on the Purpose of the Corporation has kicked up a cloud of confusion and controversy regarding the public and private purposes of a corporation. Numerous legal and corporate scholars argue that the Statement itself violates the fiduciary duties of directors, that it involves misleading communications, and that it unlawfully attempts to supplant shareholder primacy. For instance, an article in Fiduciary News asked outright, “Did Business Roundtable Just Break a Fiduciary Oath?”2 In this article, the author asked a question of investment advisors such as the proponent:

“What potential fiduciary liability might an investment adviser have by knowingly using client assets to purchase shares of companies whose CEOs are on record of subordinating shareholder interest?”

This same concern about subordination of investor interests was also raised by an array of respected voices on corporate governance, from the Council of Institutional Investors to Delaware law expert Charles S. Elson, in coverage by Pensions and Investments:

“In its own statement, the Council of Institutional Investors — whose pension fund, endowment and foundation members hold a collective $4 trillion in assets — warned the policy shift would diminish shareholder rights and, in the absence of new mechanisms to assure accountability of boards and management, would lead to "accountability to no one."

Long-term views and strategies are important, CII officials said in the statement, but "if 'stakeholder governance' and 'sustainability' become hiding places for poor management," the economy or pubic equity markets will suffer.

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Elson, who is. Chair of Corporate Governance and director of the John L. Weinberg Center for Corporate Governance at the University of Delaware, Newark, views the new Business Roundtable policy as "a mistake."

The driving force behind the new Statement appears to be a groundswell of sentiment from the public, and particularly employees, that companies must have a purpose beyond profiteering. As reported in Fortune Magazine's coverage of the BRT statement, the driver for this new initiative of BRT was widespread public and employee unrest regarding the purpose of the corporation and the need for a public mission, noting a survey of 1,026 adults which found that nearly three-quarters (72%) agree that public companies should be “mission driven” as well as focused on shareholders and customers.

Today, as many Americans (64%) say that a company’s “primary purpose” should include “making the world better” as say it should include “making money for shareholders.”

But CEOs invariably say the constituency that’s truly driving their newfound social activism is their employees. Younger workers expect even more from employers on this front.…4 (Emphasis added).

Value Edge Investors has compiled responses to the Statement, collecting all manner of sources, from reader responses to top news publication commentary. For instance, it notes Fortune reader responses, like this one:

“Every CEO focuses extensively on the “needs of society” ... until they have a bad quarter.” 6

And authors at the Wall Street Journal, noted:

"The Business Roundtable’s statement was a significant step in the right direction. But for those who signed—and, by extension, for all American corporations—now comes the hard part: turning this vision into something measurably meaningful."10

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Conclusion

In sum, support for this resolution is warranted because:

1. Shareholders need a better understanding, along with other stakeholders, as to the procedures and principles under which the company will make trade-offs between its stakeholders. Among other things, shareholders need to understand where they “stand in line” among the firm’s stakeholders.

2. The Company’s stated commitment to its stakeholders is being tested in the pandemic and in the recovery that will follow. Clear principles and processes would safeguard public perception and shareholder confidence.

3. In contrast to the Statement, the currently stated “corporate purpose” of Citi according to the Articles of Incorporation is simply to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The board must do its job as fiduciaries and provide greater clarity.

The proponents urge you to vote FOR Item #6 on the proxy, the Shareholder Proposal Requesting Board Review of the BRT Statement of the Purpose of the Corporation and Report to Shareholders at the Citigroup Inc. Annual Meeting on April 21, 2020

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Citigroup Inc. Item # 6 – submitted by Harrington Investments, Inc., please contact John Harrington, Harrington Investments, Inc. at 800-788-0154 or via email at brianna@harringtoninvestments.com.

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1 How Will Companies and CEOs Meet the Challenges of Corporate Social Responsibility. Cydney Posner, Mondaq.com. December 20, 2019.

http://www.mondaq.com/unitedstates/x/878330/Shareholders/How+Will+Companies+And+CEOs+Meet+The+Challenges+Of+Corporate+Social+Responsibility

2 Christopher Carosa, “Did Business Roundtable Just Break A Fiduciary Oath?”, FiduciaryNews.com. August 27, 2019. http://fiduciarynews.com/2019/08/did-business-roundtable-just-break-a-fiduciary-oath/.

3 Hazel Bradford, “CEOs face pushback over stakeholder refocus”, Pensions and Investments, September 02, 2019. https://www.pionline.com/governance/ceos-face-pushback-over-stakeholder-refocus.

4 Alan Murray, “America’s CEOs Seek a New Purpose for the Corporation”, Fortune, August 19, 2019. https://fortune.com/longform/business-roundtable-ceos-corporations-purpose/

5 Nell Minow, “Six Reasons We Don’t Trust the New “Stakeholder” Promise from the Business Roundtable”, ValueEdge Advisors, September 2, 2019. https://corpgov.law.harvard.edu/2019/09/02/six-reasons-we-dont-trust-the-new-stakeholder-promise-from-the-business-roundtable/.

6 https://fortune.com/2019/08/20/feedback-on-the-business-roundtable-shift-ceo-daily

7 https://www.bloomberg.com/opinion/articles/2019-08-22/corporations-should-keep-their-focus-on-profit-not-on-doing-good

8 Jordan Weissman, “America’s Most Powerful CEOs Say They No Longer Only Care About Shareholder Value. Here’s How They Can Prove It.”, Slate, August 21, 2019. https://slate.com/business/2019/08/ceos-shareholder-value-investors-business-roundtable.html.

9 John Stoll, "A Reminder for CEOs Considering a Shift in Focus: Shareholders Are Still King", Wall Street Journal, Sept. 6, 2019. https://www.wsj.com/articles/a-reminder-for-ceos-considering-a-shift-in-focus-shareholders-are-still-king-11567791772.

10 Rick Wartzman and Kelly Tang, "The Business Roundtable’s Model of Capitalism Does Pay Off," Wall Street Journal, Oct. 27, 2019. https://www.wsj.com/articles/the-business-roundtables-model-of-capitalism-does-pay-off-11572228120.